Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 23, 2010, relating to the consolidated financial statements of Kaiser Aluminum Corporation and the effectiveness of Kaiser Aluminum Corporations’ internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s (i) adoption of including share-based payment awards as participating securities in the computation of earnings per share using the two-class method using a retrospective application method (FASB Accounting Standards Codification Topic 260), and (ii) realignment of its reporting segments), appearing in the Annual Report on Form 10-K of Kaiser Aluminum Corporation for the year ended December 31, 2009 filed February 24, 2010.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, CA
November 9, 2010